Exhibit 99.1

IceCure Announces Commencement of Rights Offering

CAESAREA, Israel, July 10, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced that it has commenced its previously disclosed rights offering (the “Rights Offering”).

Pursuant to the Rights Offering, the Company is distributing to all holders of record of the Company’s ordinary shares, no par value per share (“Ordinary Shares”) as of 5:00 p.m., Eastern Time, on July 9, 2025 (the “Record Date”), at no charge, non-transferable subscription rights (the “Subscription Rights”) to purchase up to an aggregate of 10,000,000 units (“Units”) at a subscription price of $1.00 per whole Unit.

Each holder of the Company’s Ordinary Shares will receive one Subscription Right for every Ordinary Share owned on the Record Date. Each Subscription Right will entitle its holder to purchase 0.1703 of a Unit, each comprised of one Ordinary Share and a warrant to purchase one Ordinary Share (the “Warrant”) at a subscription price of $1.00 per Unit or, in lieu of such Unit, one Unit, each comprised of one pre-funded warrant to purchase one Ordinary Share and one Warrant, at a subscription price of $0.9999 per Unit . No fractional Subscription Rights are being distributed and no fractional Units will be issued upon the exercise of any Subscription Rights in the Rights Offering. Shareholders must exercise Subscription Rights for at least one whole Unit to participate in the Rights Offering. The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on July 28, 2025, the expected expiration date of the Rights Offering. The Company may extend the period for exercising the Subscription Rights. Subscription Rights which are not exercised by the expiration date of the Rights Offering will expire and will have no value.

Assuming the Rights Offering is fully subscribed, the Company expects to receive aggregate gross proceeds of $10 million. Holders who fully exercise their basic Subscription Rights will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised basic Subscription Rights. If over-subscription privilege requests exceed the remaining Units available, the remaining Units will be allocated pro-rata among holders who over-subscribe based on the number of Ordinary Shares held by all holders exercising the privilege. Epoch Partner Investments Limited (“Epoch”), the Company’s largest shareholder, has committed to participate in the Rights Offering and exercise its Subscription Right in full and any over-subscription privilege to purchase Units not subscribed for by other shareholders with an aggregate subscription price of up to $5 million. Li Haixiang, the sole director of Epoch, is a member of the board of directors of the Company. As previously announced by the Company on May 21, 2025, Epoch granted IceCure a $2 million unsecured loan on May 17, 2025 bearing interest of 4.05% (the “Bridge Loan”). The Bridge Loan will be repaid after 12 months or upon the completion of the Rights Offering, whichever is earlier. The Company intends to use the proceeds of the Rights Offering, including proceeds directly raised from Epoch’s participation in the Rights Offering, to repay the principal and any accrued interest from the Bridge Loan and for general corporate and working capital purposes.

The subscription period for the Rights Offering commenced on July 10, 2025 and will end at 5:00 p.m., Eastern Time, on July 28, 2025, unless extended by the Company (the “Subscription Period”). The Subscription Rights are non-transferable and will only be exercisable during the Subscription Period. Once holders have exercised their Rights, such exercise may not be revoked, canceled, or changed, even if holders subsequently learn information about the Company or its business, financial position, results of operations or cash flows that is material or adverse or that the holders otherwise consider to be unfavorable. The Company may cancel, modify or amend the Rights Offering at any time and for any reason prior to the expiration of the Subscription Period.

The Company has engaged Maxim Group LLC as dealer-manager for the Rights Offering. Questions about the Rights Offering or requests for copies of the final prospectus may be directed to Maxim Group LLC at 300 Park Avenue, New York, NY 10022, Attention Syndicate Department, or via e-mail at syndicate@maximgrp.com or telephone at +1 (212) 895-3745.

The Rights Offering is being made pursuant to the Company’s registration statement on Form F-1 (File No. 333-288062) (as amended, the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2025. The Rights Offering is being made only by means of a prospectus, copies of which will be delivered to holders of the Company’s Ordinary Shares as of 5:00 p.m., Eastern Time, on the Record Date and can be accessed through the SEC’s website at www.sec.gov. Questions about the Rights Offering or requests for a copy of the prospectus related to the Rights Offering may be directed to the Information Agent, Broadridge Corporate Issuer Solutions, LLC, at (855) 793-5068 or via e-mail at shareholder@broadridge.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any Subscription Rights, Ordinary Shares, Warrants, Units or any other securities, nor will there be any offer, solicitation or sale of any Subscription Rights, Ordinary Shares, Warrants, Units or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such state or jurisdiction. This press release is not an offering and an offering can only be made by the prospectus and any prospectus supplements for the Rights Offering, which should be read carefully before making an investment decision.

The Company has not made and will not make any recommendation to shareholders regarding the exercise of Subscription Rights. The Company’s shareholders as of 5:00 p.m., Eastern Time, on the Record Date should make an independent investment decision about whether to exercise their Subscription Rights based on their own assessment of the Company’s business, financial condition, prospects for the future and the terms of the Rights Offering.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the expiration date of the Rights Offering; Epoch’s participation commitment in the Rights Offering; the expected proceeds from the Rights Offering and the Company’s expected use of proceeds;. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462

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